NOUVEAU MONDE GRAPHITE

AST

Appointment of Proxyholder

I/We, being holder(s) of common shares (the "Common Shares") of Nouveau Monde Graphite Inc. (the "Corporation"), hereby appoint: Mr. Éric Desaulniers, President and Chief Executive Officer of the Corporation, or, failing him, Mr. Charles-Olivier Tarte, Chief Financial Officer of the Corporation, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Special Meeting of Shareholders of the Corporation (the "Meeting") to be conducted via live webcast at 10:00 a.m. (Eastern Time) on March 23, 2021 at the following address https://web.lumiagm.com/169684233, and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. To participate, interact, ask questions or vote at the Meeting, participants (other than guests) will need a Control Number (see Control Number set forth on this Proxy for registered shareholders) and the following password: "nou2021" (case sensitive). **If you appoint a proxyholder other than the proxyholders listed above, YOU MUST return your proxy by mail, fax, email or Internet to AST and YOU MUST ALSO call AST at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 10:00 a.m. (Eastern Time) on March 19, 2021 to properly register your proxyholder, so that AST may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the Control Number set forth on this Proxy.** Without a 13-digit proxyholder control number, your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

Management recommends voting FOR the following resolutions. Please use a dark black pencil or pen.

	FOR	AGAINST
1. Share Consolidation to consider and, if deemed advisable, pass, with or without variation, a special resolution (the full text of which is reproduced as Schedule "I" in the accompanying management proxy circular (the "Circular")) authorizing an amendment to the Corporation's articles of incorporation to consolidate the Corporation's issued and outstanding Common Shares	☐	☐
2. New By-Laws of the Corporation to consider and, if deemed advisable, to confirm and ratify by resolution (the text of which is reproduced in Schedule "II" of the Circular), the adoption, without any amendment, of new by-laws of the Corporation, the whole as described in the Circular	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for additional instructions. All proxies must be received by March 19, 2021 at 10:00 a.m. (Eastern Time).

Proxy Form – Special Meeting of Shareholders of Nouveau Monde Graphite Inc. to be held on March 23, 2021 (the "Meeting")

Notes

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

3. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

4. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Management Proxy Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

5. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation's Management.

AST

How to Vote

INTERNET

- Go to www.astvotemyproxy.com
- Cast your vote online
- View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States **1-888-489-7352** and follow the voice instructions

To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  AST Trust Company (Canada)
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by March 19, 2021 at 10:00 a.m. (Eastern Time).